eJobResource, Inc.
6920 Knott Avenue, Suite A-C
Buena Park, California 90621
(714) 676 – 4471

July 9, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	eJobResource, Inc.
Form RW – Withdrawal of Registration Statement on Form S-1
Registration File No. 333-151688

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), eJobResource, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1, File No. 333-151688 (the “Registration Statement”).

The Company has determined not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement because of the Company’s pending merger.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to David M. Rees, of Vincent & Rees, via facsimile at (801) 355-5005 and via mail at 175 South Main Street, Suite 1500, Salt Lake City, Utah 84111.

If you have questions regarding this application for withdrawal, please call David M. Rees, the Company’s counsel, at (801) 303-5736.

Very truly yours,

eJobResource, Inc.

/s/ Shailesh Shah
Shailesh Shah
President, Treasurer, and Director

cc:  David M. Rees, Vincent & Rees